Filed by Marshall & Ilsley Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
 of the Securities Exchange Act of 1934, as amended

Subject Company: Marshall & Ilsley Corporation
(Commission File No. 001-33488)

On April 5, 2011, Marshall & Ilsley Corporation sent the following message to its employees:

A Message from Mark Furlong, Dick Becker, Ann Benschoter, and Brad Chapin

The following announcement builds on the communication you received from Bill Downe earlier today.  As you now know, to best serve our customers and position the bank to attract new customers, we are planning to align the combined U.S. Personal & Commercial (P&C) segments after the merger based on the principles of strategy and delivery.  Under this new organizational structure, we will realign the direct responsibility for strategy development from what is today under our business lines, to a separate function, allowing our front-line bankers and managers to focus more time on customer development and revenue growth opportunities.

Development of forward thinking strategies, both products and segments, will reside in a separate group, referred to as the “P&C Headquarters” unit.  Centralizing our U.S. P&C strategy will enable us to efficiently develop unique business line and cross business strategies, and initiatives consistent with our goal of being the bank that defines great customer experience.

This structure requires the delivery and strategy teams to work closely together to understand our markets, our competitors, and our customers’ needs and expectations.  Working as a unified team, we have an opportunity to develop and deliver truly great products and services to the market, and outstanding performance to our shareholders.  This structure has been very successful in Canada, and we have similar aspirations for success in the U.S.

The narrative that follows provides more position definition for the leadership teams supporting Ann Benschoter, Dave Casper, Chris McComish, and Brad Chapin.  The following leaders will be offered the positions below.  Importantly, all of the information contained in this communication is subject to closing this merger.

Strategy

Ann Benschoter

Executive Vice-President, Head of Corporate Banking and Interim Chief Credit Officer, M&I, to Executive Vice-President, P&C U.S. Headquarters

      -     Daniela O’Leary-Gill                                      District Executive North, Harris, to Senior Vice-President, Personal and Small Business Banking

      -     Bob Buerger                                                  Senior Vice-President and Interim Head of Corporate Banking, M&I, to Senior Vice-President, Business and Commercial Banking

      -     TBD                                                               Treasury Management Strategy and Products

      -     Christy Horn                                                  Senior Vice-President & Head, Retail Deposit Products, Strategy & Operations, Harris, to Senior Vice-President, Strategic Initiatives and Integration, Personal & Small Business Banking

      -     Cindy Ullrich                                                  Senior Vice-President, Commercial Credit Risk, Strategy & Analytics, Harris, to Senior Vice-President, Strategic Initiatives and Integration, Business and Commercial Banking

While work remains to assemble teams under each of these leaders, the teams under Daniela will have responsibility for:

-          Consumer lending strategy and products, excluding mortgage and indirect auto

-          Deposit and payments strategy

-          Personal (customer) segments

-          Small Business Banking (customer) segment

-          Personal and Small Business Banking sales force effectiveness

-          Customer Analytics

Under Bob, the responsibility will include:

-          Commercial and Business Banking lending strategy and products

-          Business Banking (customer) segment

-          Commercial Banking (customer) segment

-          Business Banking and Commercial Banking sales force effectiveness

-          Customer Analytics

These roles and their related responsibilities are in process of assessment and determination of the team leadership, with additional communications to be made at a future date.

Distribution

Responsibilities of the Distribution channel include business development and relationship management within the Personal and Commercial segment.  Business Banking will report to Regional Presidents throughout the Personal Banking channel, except in Illinois and Southeast Wisconsin, where the size of the opportunity warrants a separate structure.

Dave Casper

Executive Vice-President and Head of Commercial Banking, P&C U.S., Harris, to Executive Vice-President, Commercial Banking Division, P&C U.S.

      -     Ray Whitacre                                                Senior Vice-President, Diversified Industries, Harris, to Managing Director, Head of Diversified Industries, Illinois

      -     Jeff Ticknor                                                   Senior Vice-President, Commercial Banking Leader, M&I, to Managing Director, Head of Diversified Industries, Wisconsin

      -     Katie Kelley                                                   Senior Vice-President, Commercial Banking Leader, New Markets, M&I, to Managing Director, Head of Diversified Industries in Arizona, Florida, Indiana, Missouri, Kansas and Minnesota

      -     Steve Rogers                                                Managing Director, Global Treasury Management, Harris, to Managing Director, Treasury Management Sales, Harris

      -     Kevin Kane                                                    Senior Vice-President, Treasury Management Sales Division Manager, M&I, to Managing Director, Treasury Management Sales, M&I

      -     Dan Hampton                                                Managing Director, Head, Commercial Real Estate, Harris,to Managing Director, Head of Commercial Real Estate

      -     Erica Kuhlmann                                             Managing Director, Head, Food and Consumer, Harris – will continue as Managing Director, Head, Food and Consumer

      -     Sam Miller                                                     Senior Vice-President, Agricultural Banking Group Leader, M&I, to Managing Director, Head of Agriculture Lending

      -     Dan Marszalek                                              Managing Director, Head, Corporate Finance, Harris – will continue as Managing Director, Head of Corporate Finance

      -     Scott Ferris                                                    Managing Director, Financial Institutions, Harris, to Managing Director, Head of Financial Institutions

      -     Ghram Debes                                                Business Market Manager, Harris, to Managing Director, Head of Dealership Finance

      -     Jud Snyder                                                    Senior Vice-President, Specialized Industries Leader, M&I, to Managing Director, Head of Equipment Finance

      -     Mark Slesar                                                   Senior Vice-President – CRE Relationship Management Segment Leader, M&I, to Managing Director, Head of Healthcare

Work is underway to help us evolve the “specialization models,” which differ between Harris and M&I, so that ultimately we have a common approach to develop and manage industry relationships in the U.S.  When this work is complete we will share our conclusions.

Chris McComish

Executive Vice-President, Head, Retail Banking, P&C U.S., Harris, to Executive Vice-President, Personal Banking (Illinois, Indiana, Missouri, Kansas) and Co-Head of North American Specialized Sales

      -     Darrell Hackett                                              Senior Vice-President, Business Banking, Harris, to Senior Vice-President, Business Banking, Illinois

      -     TBD                                                               Regional President, Chicago North

      -     Mike Lewis                                                    District Executive Central, Harris, to Regional President, Chicago Central

      -     Wallace Harris                                               District Executive, South, Harris, to Regional President, Chicago South

      -     Julie Curran                                                   District Executive, West, Harris, to Regional President, Chicago West

      -     Tim Massey                                                   Regional President, Indiana, M&I – will continue as Regional President, Indiana

      -     Dave Janus                                                   Regional President, Kansas City, M&I – will continue as Regional President, Kansas City

      -     Julie Hughes                                                 Regional President, St. Louis, M&I – will continue as Regional President, St. Louis

Additional responsibility under Chris includes the sales and origination for the consumer lending businesses (mortgage, home equity, student, unsecured, etc.) and indirect auto.

Consumer Lending Business Leaders

      -     Randy Raup (Harris)

      -     Julie Joseforsky (M&I)

      -     Lee Griffin (M&I)

Indirect Auto Leaders

      -     Greg Wilson (Harris)

      -     Doug Hempel (M&I)

Chris will be working with teams from Harris and M&I to develop strategy, process, and alignment with BMO to ensure we maximize cross-border efficiencies.

Brad Chapin

Executive Vice-President and Head, Consumer Banking U.S., M&I, to Executive Vice-President, Personal Banking (Wisconsin, Minnesota, Arizona, Florida)

      -     Nate Cunniff                                                  Senior Vice-President, Business Banking Segment Leader, M&I, to Senior Vice-President, Business Banking, Southeast Wisconsin

      -     Kara Kaiser                                                   Senior Vice-President, Regional Retail Banking Manager, M&I, to Regional President, Southeast Wisconsin

      -     John Tubbs                                                   Regional President, North Wisconsin, M&I – will continue as Regional President, North Wisconsin

      -     Doug Nelson                                                 Regional President, Southwest Wisconsin, M&I – will continue as Regional President, Southwest Wisconsin

      -     Jeanne Crain                                                 Regional President, Minnesota, M&I – will continue as Regional President, Minnesota

      -     Steve Johnson                                              Regional President, Arizona, M&I – will continue as Regional President, Arizona

      -     Dave Maraman                                             Regional President, Florida, M&I – will continue as Regional President, Florida

Reagan Rick is currently being considered for other opportunities within the organization.  We anticipate announcing his specific role at a later date.

We greatly appreciate your patience and understanding as the communication of leadership teams begins to be distributed broadly across the company.  Additional work remains to complete team assignments and finalize operating models.  We will share that information as soon as it is available.

Additional Information for Shareholders.

In connection with the proposed merger transaction, BMO has filed with the Securities and Exchange Commission a Registration Statement on Form F-4 that includes a preliminary Proxy Statement of M&I, and a preliminary Prospectus of Bank of Montreal, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the preliminary Proxy Statement/Prospectus regarding the merger, the definitive Proxy Statement/Prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.

A free copy of the preliminary Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You can also obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations, at investor.relations@bmo.com, or 416-867-6642, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814.

BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2010 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 26, 2010. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced preliminary Proxy Statement/Prospectus and the definitive Proxy Statement/Prospectus when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.